UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment # 5)

Under the Securities Exchange Act of 1934

ADECCO S.A.
(Name of Issuer)

COMMON SHARES, PAR VALUE CHF 1.00 PER SHARE
(Title of Class of Securities)

H00392318
(CUSIP Number)

Stefan Schaechterle
Akila Finance S.A.
40 BLVD Joseph II
L - 1840 Luxembourg
Tel. : +352 2697 801
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ] .

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H00392318	13D

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Akila Finance S.A.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b)[ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 34,163,580
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 34,188,580
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,188,580
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.28%
14		TYPE OF REPORTING PERSON (See Instructions) CO
CUSIP No. H00392318		13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Philippe Foriel-Destezet
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a)[ ] (b)[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 34,163,580
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 34,188,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,188,580
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.28%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

This Amendment No. 5 (this "Amendment") (i) amends the Schedule 13D originally filed on May 1, 1997, as amended by Amendment No. 1 thereto filed on May 3, 1999, Amendment No. 2 thereto filed on January 11, 2000, Amendment No. 3 thereto filed on December 28, 2000 and Amendment No. 4 thereto filed on May 11, 2001, (ii) relates to the Common Shares, par value CHF (Swiss Francs) 1.00 per share (the "Shares"), of Adecco S.A., a Swiss société anonyme (the "Company") and (iii) is filed on behalf of Akila Finance S.A., a Luxembourg société anonyme ("Akila Finance"), and Philippe Foriel-Destezet.

Item 1. Security and Issuer.

This statement relates to the Common Shares, par value CHF (Swiss Francs) 1.00 per share of Adecco S.A.. On May 14, 2001, the Company effected a 10 for 1 stock split of the Shares. The principal executive offices of the Company are located at Sagereistrasse 10, CH-8152 Glattbrugg, Switzerland.

Item 2. Identity and Background.

The directors of Akila Finance are Philippe Foriel-Destezet, a citizen of France, Robert Reckinger, a citizen of Luxembourg, and Pit Reckinger, a citizen of Luxembourg. Stefan Schaechterle, a citizen of Germany, is and since March 12, 2002 has been an executive officer of Akila Finance. Mr. Schaechterle's business address is Akila Finance, 40, boulevard Joseph II, Luxembourg (1840) and his principal occupation is his position as general manager of Akila Finance. Philippe Foriel-Destezet's business address is Akila Finance, 40 boulevard Joseph II, Luxembourg (1840) and his principal occupation is his position as a director and owner of substantially all of the capital stock of Akila Finance. Robert Reckinger, a retiree, has his business address at Montée de la Bergerie, Schoenfels, Luxembourg and his principal occupation is his position as a director of various companies. Pit Reckinger's business address is Elvinger Hoss & Pruseen, 2 Winston Churchill Place, BP 425, L-2014, Luxembourg and his principal occupation is as a lawyer.

During the past five years, none of the persons listed in the preceding paragraph has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

All of the Shares beneficially owned by Akila Finance had been directly held by Akila S.A., a French société anonyme, until November 18, 2001. As of such date, Akila Finance held a 100% ownership interest in Akila S.A.. On November 18, 2001, Akila S.A. was dissolved, and all of the Shares directly held by Akila S.A. were distributed to Akila Finance.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds used in making the purchase of Shares listed in Item 5 of this Amendment (the "Purchase") was the working capital of Akila Finance. The amount of funds used in making the Purchase is listed in Item 5 of this Amendment. No part of the purchase price for such Purchase is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 4. Purpose of Transaction.

Since August of 1996, Philippe Foriel-Destezet has been a member of the Board of Directors of the Company.

Except as indicated in this Amendment, none of Philippe Foriel-Destezet, Akila Finance or, to the best knowledge of Philippe Foriel-Destezet or Akila Finance, the directors or executive officers of Akila Finance, currently has any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, Philippe Foriel-Destezet or Akila Finance may develop or consider such plans or proposals in the future.

Item 5. Interest in Securities of the Issuer.

(a) After giving effect to each of the transactions described in this Amendment, Akila Finance beneficially owns 34,188,580 Shares, representing 18.28% of the outstanding Shares. Philippe Foriel-Destezet owns substantially all of the capital stock of Akila Finance, and therefore, for purposes of Schedule 13D, beneficially owns 34,188,580 Shares. Except as indicated in this clause (a) of Item 5, no executive officer or director of Akila Finance beneficially owns any Shares.

(b) Akila Finance directly owns all of the Shares identified as beneficially owned by Akila Finance in clause (a) of this Item 5. Philippe Foriel-Destezet owns substantially all of the capital stock of Akila Finance and is a member of the board of directors of Akila Finance. Therefore, for purposes of Schedule 13D, this Amendment reports that Akila Finance and Philippe Foriel-Destezet share the power to dispose of all of such Shares and the power to vote 34,163,580 Shares.

As disclosed on the Form 20-F filed by the Company on June 24, 2003, no person or entity is permitted to vote more than 5% of the voting share capital of the Company. 34,163,580 Shares owned by Akila Finance are exempt from this limitation. The 25,000 Shares purchased through the transaction discussed in clause (c) of Item 5 below are not exempt from this limitation and therefore do not carry any voting rights.

(c) Since May 11, 2001, there have been no purchases or sales of Shares by Akila Finance, Philippe Foriel-Destezet, or the executive officers and directors of Akila Finance, except for the purchase of 25,000 Shares by Akila Finance on November 28, 2003 on the Swiss Exchange. The Shares were purchased at a price of CHF 73.63 per Share, and the total amount of funds used for the purchase was CHF 1,840,750.

Neither Akila Finance nor Philippe Foriel-Destezet (i) owns American Depository Shares of the Company or (ii) has purchased or sold American Depository Shares of the Company on the New York Stock Exchange.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

As disclosed on Amendment #5 to Schedule 13D filed on December 29, 2003 by Jacobs AG, the Shareholders' Agreement entered into by Jacobs AG and Akila S.A., dated as of April 20, 1999 and concerning, among other things, the voting and disposition of Shares held by the parties thereto, terminated on May 8, 2002 in accordance with its terms. This termination was reported on the Company's Form 6-K filed on April 11, 2002 and its Form 20-F filed on June 24, 2003. No further arrangement exists among Akila Finance, Philippe Foriel-Destezet and Jacobs AG concerning the Shares beneficially held by such parties.

On October 29, 2003, Akila Finance entered into an Agreement (the "Agreement") with Société Générale S.A. ("Société Générale"), attached as Exhibit 2 hereto. The description of the Agreement set forth below is qualified in its entirety by the terms of Exhibit 2. The maturity date of the Agreement was April 29, 2005. The Agreement obligated Akila Finance to sell lots of 658 Shares at a price of CHF 95.85 on each trading day during the term of the Agreement under the condition that the Share price closed above CHF 75.00 on such day, and further obligated Akila Finance to sell to Société Générale, on April 29, 2005, 250,000 Shares at a price of CHF 95.85 per Share, if the market price was greater than CHF 95.85 per Share on such date. Pursuant to the terms of the Agreement, transfers of Shares (if any) and related payments were required to be consummated on April 29, 2005 through a private non-market transaction. As of February 9, 2004, Akila Finance and Société Générale terminated this agreement without delivery of any Shares.

On May 14, 2003, Akila Finance entered into a "put" agreement with UBS AG, attached as Exhibit 3 hereto, that provided UBS AG with the right to sell up to 50,000 Shares to Akila Finance on September 15, 2003 at a price per Share of CHF 40.00. On May 22, 2003, Akila entered into an additional "put" agreement with UBS AG, attached as Exhibit 4 hereto, that provided UBS AG with the right to sell up to 50,000 Shares to Akila Finance on September 24, 2003 at a price per Share of CHF 40.00. UBS AG never exercised its rights under these agreements. Accordingly, they expired pursuant to their terms. The description herein of each of the put agreements is qualified in its entirety by the terms of Exhibits 3 and 4 respectively.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement, dated February 12, 2004, by and between Akila Finance S.A. and Philippe Foriel-Destezet.

Exhibit 2 Agreement, dated as of October 29, 2003, by and between Akila Finance S.A. and Société Générale S.A. and related termination.

Exhibit 3 Agreement, dated as of May 14, 2003, by and between Akila Finance S.A. and UBS AG.

Exhibit 4 Agreement, dated as of May 22, 2003, by and between Akila Finance S.A. and UBS AG.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 12, 2004

AKILA FINANCE S.A.

By : /s/ Stefan Schaechterle
 Name : Stefan Schaechterle
Title : General Manager

/s/ Philippe Foriel-Destezet
Philippe Foriel-Destezet